SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. __)

                                GEOKINETICS INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                    372910307

                                 (CUSIP Number)

                        Andreeff Equity Advisors, L.L.C.
                                450 Laurel Street
                                   Suite 2105
                              Baton Rouge, LA 70801

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 2005

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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 372910307
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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Maple Leaf Capital I, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    849,551

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    849,551

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    849,551

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.3%

14. TYPE OF REPORTING PERSON

    PN, HC

 CUSIP No. 372910307

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Item 1.  Security and Issuer.

The name of the issuer is Geokinetics Inc. (the "Issuer"). The address of the Issuer's offices is One Riverway, Suite 2100, Houston, Texas 77056. This
schedule 13D relates to the Issuer's Common Stock (the "Shares").

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Item 2.  Identity and Background.

      (a)-(c), (f) This Schedule 13D is being filed by Maple Leaf Capital I, L.L.C., a Delaware limited liability company (the "Reporting Person"). The principal business address of the Reporting Person is 450 Laurel Street, Suite 2105, Baton Rouge, Louisiana 70801.

      (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


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Item 3.  Source and Amount of Funds or Other Consideration.


As of the date hereof, Maple Leaf Capital I, L.L.C. may be deemed to beneficially own 849,551 Shares.

The funds for the purchase of the Shares by the Reporting Person came from the funds managed by the Reporting Person, which came private fund investors.

The total cost for the Shares held by the Reporting Person is $10,416,442.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
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Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Person were acquired for, and are being held for, investment purposes on the Reporting Person's behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be.

In an effort to protect their investment and the investments made on behalf of the investors in funds managed by the Reporting Person, as well as to maximize shareholder value, the Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although the Reporting Person has no concrete plans to do so, the Reporting Person may also engage in and may plan for their engagement in:

      (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

      (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

      (3)  a sale or transfer of a material amount of assets of the Issuer;

      (4) any material change in the present capitalization or dividend policy of the Issuer;

      (5) any other material change in the Issuer's business or corporate structure;

      (6) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

      (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or any action similar to those enumerated above.

Any future decisions of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.
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Item 5. Interest in Securities of the Issuer.

(a-e) As of the date hereof, Maple Leaf Capital I, L.L.C. may be deemed to be the beneficial owner of 849,551 Shares, constituting 15.3% of the Shares of the Issuer, based upon the 5,543,327 Shares outstanding as of December 31, 2006.

Maple Leaf Capital I, L.L.C. shares power to vote or direct the vote of and dispose or direct the disposition of the 849,551 Shares to which this filing relates.

The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

The Reporting Person has effected no transactions in the Shares during the 60 days prior to December 31, 2006.

The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 16, 2007
                                        -----------------
                                               (Date)

                                     MAPLE LEAF CAPITAL I, L.L.C.*

                                        By: Dane Andreeff
                                        Managing Member

                                        /s/ Dane Andreeff
                                        ------------------------------
                                             (Signature)


* The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.